Via EDGAR and Federal Express
April 23, 2010
Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-6248

Re:	Oasis Petroleum Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed April 9, 2010 File No. 333-165212
Ladies and Gentlemen:
     Set forth below are the responses of Oasis Petroleum Inc., a Delaware corporation (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 21, 2010, with respect to the Company’s Amendment No. 1 to Form S-1 filed with the Commission on April 9, 2010, File No. 333-165212 (the “Registration Statement”).
     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, as well as three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.
Cover Page of Prospectus
1. Please remove the designations of joint book-running managers, co-lead managers and senior co-managers from the cover page. You may present this information on the back cover of the prospectus.
     Response:
     We acknowledge the Staff’s comment and have removed the designations of joint book-running managers, co-lead managers, senior co-managers and co-managers from the cover page

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April 23, 2010

and presented this information on the back cover page of the prospectus. Please see the cover page and back cover page of the prospectus included in Amendment No. 2.
Prospectus Summary
Our Competitive Strengths
Management Team with Proven Acquisition and Operating Skills, page 4
2. We note your response to prior comments 7 and 8 regarding the experience of your management team. Please include information on the experience of your management team in resource conversion opportunities and in horizontal drilling somewhere in your prospectus, and provide a cross-reference to that section in your relevant prospectus summary discussion.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include information on the experience of our management team in resource conversion opportunities and in horizontal drilling. We have also included cross references to such disclosure in the “Summary” and “Business” sections of the prospectus included in Amendment No. 2. Please see pages 4, 63 and 77 of the prospectus included in Amendment No. 2.
Operating Control over the Majority of our Portfolio, page 4
3. We note your response to prior comment 9. Please provide in this section quantitative information about the percentage of gross and net drilling locations that the company operates as of most recent practicable date; and also what percentage of proved reserves is contained in wells operated by the company, and if company expects this to increase or decrease in 2010. Also, disclose your average working interest as of the most recent practicable date.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to include the percentage of gross and net drilling locations that we expect to operate, the percentage of our total proved reserves attributable to properties that we expect to operate and a statement as to our expectation that this percentage will increase in 2010. In addition, we have revised the disclosure to include our average working interest in operated and non-operated identified drilling locations as of December 31, 2009. We note that additional information regarding our drilling locations subsequent to that date is included under “Summary — Recent Developments.” Please see pages 4 and 64 of the prospectus included in Amendment No. 2.
Risk Factors, page 5
4. We note your detailed discussion starting on page 3 regarding your business strategy and competitive strengths. Rather than merely directing the reader to your risk factors section, please appropriately balance the summary section with a discussion of the main risks

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April 23, 2010

of investing in your company. For example, you may wish to discuss in bullet point your limited operating history, the substantial capital expenditures you will require, the concentration of your producing properties in the Williston Basin region in Montana and North Dakota, that you will be a controlled company, and any other significant risks.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to describe the main risks of investing in us in bullet point format, including our limited operating history, the substantial capital expenditures we will require, the concentration of our producing properties in the Williston Basin region in Montana and North Dakota, that we will be a controlled company and other significant risks. Please see page 5 of the prospectus included in Amendment No. 2.
Corporate Sponsorship and Structure, page 5
5. In the diagrams on page 6, please also indicate the abbreviations that you have used throughout the filing, such as “OAS Holdco” for OAS Holding Company, LLC.
     Response:
     We acknowledge the Staff’s comment and have revised the diagrams to include the abbreviations used throughout the filing, including “OAS Holdco” for OAS Holding Company LLC. Please see page 7 of the prospectus included in Amendment No. 2.
6. In your diagram of ownership structure after giving effect to this offering, please disclose by footnote or otherwise that OAS Holding Company, LLC, or OAS Holdco, will own at least a majority of your outstanding common stock.
     Response:
     We acknowledge the Staff’s comment and have revised the diagram to disclose by footnote that OAS Holdco will initially own at least a majority of our outstanding common stock. Please see page 7 of the prospectus included in Amendment No. 2.
Risk Factors
Substantially all of our producing properties and operations are located in the Williston Basin region..., page 18
7. Please expand this risk factor to discuss the possibility of more pronounced fluctuations on supply and demand within specific geographic oil and gas producing areas, similar to the discussion found on page 41.

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     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to discuss the possibility of more pronounced fluctuations on supply and demand within specific geographic oil and gas producing areas. Please see page 19 of the prospectus included in Amendment No. 2.
Use of Proceeds, page 34
8. We note your response to prior comment 13. Please quantify the outstanding indebtedness that you intend to repay with proceeds from this offering, which you disclose on page 7 to be $30 million as of April 9, 2010.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to quantify the outstanding indebtedness that we intend to repay with proceeds from this offering. Please see page 35 of the prospectus included in Amendment No. 2.
Qualitative and Quantitative Disclosure about Market Risk
Counterparty and customer credit risk, page 59
9. We note your response to prior comment 12. Please disclose if the credit rating of your material customers and/or counterparties on your derivative instruments, which you disclose are also your lenders under your revolving credit facility, is below investment grade, and if so, how you consider this in your analysis. Please also disclose the percentage, if any, of your derivative contracts that are over-the-counter.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to describe the credit ratings of our material customers and counterparties on our derivative instruments. None of our derivative contracts currently in place are over-the-counter. Please see page 60 of the prospectus included in Amendment No. 2.
Our Operations
Undeveloped acreage expirations, page 71
10. In your response to prior comment 22 you disclose that you have not determined what percentage of your net acreage may actually expire and that you intend to actively manage your portfolio to ensure that the most attractive areas are drilled or leases extended. In this regard, please disclose the gross and net undeveloped acres that are subject to third party leases that become effective immediately if your leases expire and production as not yet been established. Disclose also if your 2010 capital budget, and your anticipated 2011 and 2012 budgets will be sufficient to establish production on these acres or if you anticipate needing additional funding.

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     Response:
     We respectfully acknowledge the Staff’s comment. However, we do not have a full or current record of third-party leases that will become effective immediately upon our lease expiration when production has not yet been established, both because our leases generally do not require our counterparties to give us notice of such an arrangement and because obtaining such information for all of our acreage from state or county records would be extremely costly and time consuming. We do not believe our peer companies have access to such information on an ongoing basis. Accordingly, we do not believe we can provide a meaningful quantification of the amount of our acreage that may be subject to third-party leases. Similarly, we do not believe such information is material to the operation of our business because we typically have the ability to negotiate with any third-party lessor to obtain their leasing rights for any particular acreage that we determine is material to our development plan. We have revised our disclosure to quantify the total net acreage that we expect to expire based on our current drilling plans for 2010 and 2011. While our capital budget for 2012 has not yet been finalized, we have revised our disclosure to include the amount of net acreage that we expect to expire in 2012 assuming only 2010 and 2011 capital expenditures and without giving effect to any additional expenditures we may elect to make in 2012. Please see page 72 of the prospectus included in Amendment No. 2.
Executive Compensation and Other Information
Compensation Discussion and Analysis
Elements of our Compensation and Why We Pay Each Element, page 93
11. You disclose in response to prior comment 24 that you do not disclose specific performance goals on a prospective basis because it would reveal sensitive information and cause competitive harm to your business. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.
     Response:
     We continue to believe that the release on a prospective basis of our annual performance incentive metrics would reveal sensitive information about our business plan and would cause competitive harm to our business. The annual performance incentive metrics for 2010 include production growth, reserve growth and efficiency, operating costs, general and administrative expenses, adjusted EBITDA and specified milestones relating to our short and long term strategic objectives (such as the successful execution of our business plan, securing capital, development and management of project inventory and organizational improvements). In our proxy statement that will be filed following the end of the 2010 fiscal year after our performance for 2010 has been determined, we will disclose the targets that were set for 2010. However, in light of the risk that our competitors and the market may use these prospective performance

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incentive metrics during 2010 in a manner that adversely affects us, we believe that substantial harm would be caused if we were required to disclose these metrics on a prospective basis.
     When we established the 2010 annual performance incentive metrics in February 2010, we did so based on our budgets and projections for 2010, which we have always maintained are confidential. Our ability to execute on our drilling plan and to find and develop reserves in the future depends on our ability to consummate transactions in a highly competitive environment for acquiring services and securing equipment and trained personnel. In each of these areas, we compete vigorously in order to maintain and grow our business. To disclose the specific threshold, target and maximum goals for each of the 2010 performance incentive metrics would provide our competitors, service providers and other third parties with whom we seek to contract for equipment or services or acquire projects with detailed information not currently publicly available. This information would arm these third parties with unfair bargaining leverage afforded by a detailed insight into our strategic business goals, ability (or lack thereof) to be flexible in achieving them, and our cash and other resources available to accomplish these goals, as well as unfair insights into the expectations for management regarding planned development, marketing and inventory, among other things. This detailed information would be used by competitors, service providers, customers and other third parties with whom we seek to contract to modify their bids to our detriment in public bid situations, alter their proposed prices for services or otherwise gain a competitive advantage and insight into the economic drivers of our operation and expansion. Many of our competitors possess and employ financial, technical and personnel resources that are substantially greater than those we possess, and such competitors may be able to pay more for acquiring services and securing equipment and trained personnel, as well as productive oil and natural gas properties and exploratory drilling locations or to identify, than our financial or personnel resources permit. In light of this competitive advantage already held by our competitors, a requirement to disclose prospective annual performance incentive metrics would provide insight into our confidential planning process and strategies that would further place us at a competitive disadvantage.
     In addition, our competitors could use these prospective annual performance incentive metrics to offer more attractive compensation packages to members of our management. The loss of the services of our senior management or technical personnel could have a material adverse effect on our operations. This is especially the case due to increased investment and industry interest in the development of the Bakken Shale and the limited numbers of experienced executives available to manage development operations in this area. Disclosure of our prospective annual performance incentive metrics could lead to the loss of our experienced executives and would significantly hinder our ability to achieve our most important goal of creating long-term stockholder value.
     Accordingly, the release of prospective performance incentive metrics would provide competitors, customers or other third parties with substantial insight that these parties could exploit. Consequently, we believe that disclosure of our 2010 performance incentive metrics would cause competitive harm within the meaning of the Staff’s rules and consistent with the applicable case law interpretations.

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     We also believe that the public disclosure on a prospective basis of our annual performance incentive metrics could restrict our board of directors’ ability to apply its discretion to modify performance targets or awards based on unexpected or extenuating market circumstances. Given the volatility of our industry, we believe that the discretion to adjust performance targets is necessary in order to take into account, for example, a business strategy that may shift from development drilling to leasehold acquisition as a result of significant changes in the commodity price environment. In such circumstances our compensation committee might reasonably determine that significantly different incentive benchmarks might be appropriate while our public investors may expect the compensation committee to adhere to its previously announced targets. Any significant limitation on the compensation committee’s ability to exercise this discretion could cause the economic interests of our officers to become adverse to the long-term best interests of our stockholders.
     To the extent that the Staff concludes that disclosure of our 2010 performance incentive metrics does not satisfy the standard for competitive harm, the risk of attendant competitive harm, as determined by us, may cause us to re-examine the current incentive metrics that the Company expects to use to determine 2010 compensation for named executive officers. Although we believe that the performance incentive metrics currently utilized serve to effectively align our economic interests with those of our stockholders and named executive officers because of their relevance to our long-term business strategies, we also believe that, if a misalignment of those interests is created due to the disclosure of targets comprising the performance incentive metrics with respect to future periods, and the harm caused by this misalignment would outweigh the benefits of using such metrics in compensation decision-making, a change in compensation metrics may be necessary.
12. In response to prior comment 25, you tell us that the compensation committee may make additional special bonuses in the future, but that you do not expect there would be any such awards in 2010 or future periods. Please disclose if such special bonuses are separate and above the maximum bonus levels, which you disclose may exceed 100% of base salary and are designed to create additional incentive for exceptional company performance. If available, please clarify when such special awards would be appropriate. For example, by analogy to your performance in 2009 that outperformed your budgeted performance, please explain if such a repeat performance in 2010 would result in awards at the maximum level, which is set at 160% and 120% of base salary for Mssrs. Nusz and Reid, respectively, or if you expect this would result in special awards over and above maximum levels.
     Response:
     We acknowledge the Staff’s comment and have revised the disclosure to clarify that the special bonuses are separate and distinct from the annual performance-based cash incentive awards for 2010. Specifically, we have clarified that, like the 2010 base salary amounts, the 2010 target percentages are contingent upon the consummation of the offering and will be in addition to the special bonuses paid in February 2010. These special bonuses were paid in the sole discretion of our board of directors and are not part of our annual compensation plan. In addition, we do not expect to pay any additional special bonuses in 2010 or future periods, nor

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do we anticipate that special bonuses will be an element of our compensation program following the consummation of this offering. Please see page 97 of the prospectus included in Amendment No. 2.
Statement of Cash Flows, page F-6
13. We read your response to prior comment 29 and, though you state you believe your presentation is consistent with the provisions of ASC Topic 230-10-45-12, we are unable to concur with your conclusion that the cash flows derived from your derivative settlements should be classified as cash flows from investing activities. The provisions of ASC Topic 230-10-45-12 define investing activities to be those involving loans, debt instruments, equity instruments, property, plant and equipment, and other productive assets, none of which appear to encompass the nature of your derivative activities. In this respect, your disclosure on page F-21 states that you utilize derivative instruments to reduce the volatility of oil prices on a significant portion of your future expected oil production. Accordingly, please revise your presentation to present cash flows derived from your derivative transactions as an operating activity in your Statement of Cash Flows. Additionally, please tell us what consideration you gave to the provisions of ASC Topic 250 in connection with your revision.
     Response:
     We respectfully acknowledge the Staff’s comment and that the Staff believes that our investing classification for cash flows from derivatives is inconsistent with ASC 230-10-45-12. As discussed with Don Delaney of the Staff telephonically April 23, 2010, in addition to considering ASC 230-10-45-12, we also considered ASC 230-10-45-27 (derived from FAS 104 paragraph 7) which states:
“Generally, each cash receipt or payment is to be classified according to its nature without regard to whether it stems from an item intended as a hedge of another item. For example, the proceeds of a borrowing are a financing cash inflow even though the debt is intended as a hedge of an investment, and the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory. However, cash flows from a derivative instrument that is accounted for as a fair value hedge or cash flow hedge may be classified in the same category as the cash flows from the items being hedged provided that the derivative instrument does not include another-than-insignificant financing element at inception, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments (that is, the forward points in an at-the-money forward contract) and that the accounting policy is disclosed.”
     While our derivative instruments represent “economic hedges,” they do not qualify as hedging relationships under ASC 815. Accordingly, the classification option described in ASC 230-10-45-27 is not available to our derivatives. As a result, we believe that ASC Topic 230-10-45-27 requires that the cash flows from our derivatives be classified according to their nature.

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Our belief is further supported by FAS 104, paragraph 30, which indicates that the FASB Board believed the inherent nature of cash flows from hedging instruments was investing. Accordingly, we do not believe that our presentation of cash flows from derivative instruments as investing activities should be modified.
     Engineering Comments
14. We are considering your responses to prior comments 40-46 of our letter dated April 2, 2010. We may have further comments.
     Response:
     We acknowledge the Staff’s comment and will respond to any further comments the Staff may have in a future filing.

     Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to David Oelman at Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,
By:	/s/ Thomas B. Nusz
Thomas B. Nusz
Chairman, President and Chief Executive Officer

Enclosures

cc:	Kevin Dougherty, Securities and Exchange Commission T. Mark Kelly, Vinson & Elkins L.L.P. David P. Oelman, Vinson & Elkins L.L.P. G. Michael O’Leary, Andrews Kurth LLP David C. Buck, Andrews Kurth LLP